Coca-Cola Plaza
Atlanta, Georgia

GEOFFREY J. KELLY	ADDRESS REPLY TO
SENIOR VICE PRESIDENT	P.O. DRAWER 1734
GENERAL COUNSEL	ATLANTA, GA 30301
---------------------------
404-676-3731 FAX: 404-515-2546

August 16, 2006

Cecilia D. Blye, Chief
Office of Global Security Risk
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-5546

RE:	The Coca-Cola Company Form 10-K for the Fiscal Year Ended December 31, 2005 Filed February 28, 2006 File No. 1-2217

Dear Ms. Blye:

This is in response to your letter dated July 7, 2006 that seeks clarification of certain matters addressed in our letter dated May 12, 2006 in which we responded to your comment letter dated March 30, 2006.

To facilitate your review, we have reproduced your comment in italics below and have provided our response immediately following your comment.

Comment:

You state in your response to prior comment two that you provide concentrates to bottlers in Iran and Sudan pursuant to an OFAC license that is renewed annually, and you have secured an export license to provide certain information and know-how to Cadbury Schweppes bottlers in Syria. You also state that two bottlers, including one in which you have a minority interest, have sold your products into Syria since 2004; that you intend to grant distribution rights for your finished products with respect to Syria to a new distribution company which will source your products from bottlers in the region; and that you have a minority ownership interest in one of the bottlers expected to participate in the new distribution company. You do not discuss OFAC or BIS licensing in connection with any of these bottling or distribution arrangements. Please explain whether you have received licenses for these arrangements, or rely on general licenses, or the arrangements are exempt from OFAC and BIS licensing requirements.

Ms. Cecilia D. Blye
August 16, 2006

Response:

In our letter of May 12, 2006 (the “May 12th letter”), we advised you that two bottlers in the region have been permitted to sell Coca-Cola and certain other of our finished products into Syria since July 2004. These bottlers began selling certain of our finished products to customers in Syria with our consent following a decision by the Syrian Ministry of Economy to allow the import of carbonated soft drinks from certain Arab countries. We are not required to obtain a license from either the United States Department of Treasury’s Office of Foreign Assets Control (“OFAC”) or the United States Department of Commerce’s Bureau of Industry and Security (“BIS”) in connection with sales by our regional bottlers of our finished products into Syria. The OFAC program on Syria (Executive Order 13338 of May 11, 2004 and April 26, 2006 and implementing regulations) is of limited scope, focusing primarily on the blocking of property of certain designated persons. It does not require a license for exports or re-exports to Syria. The Syria program administered by BIS under authority of the Syria Accountability Act (“SAA”) exempts the export or re-export of food and medicine to Syria. BIS guidelines state that food refers to “articles used for food or drink for man or other animals and articles used for components of any such article.” According to BIS, examples of “food” include, but are not limited to, “processed or unprocessed food items for human consumption, feed, livestock, vitamins, minerals, food additives, dietary supplements and bottled water.” Our finished beverage products are, therefore, considered food products for purposes of the SAA and its implementing regulations.

As we stated in the May 12th letter, at that time we were anticipating that we would grant distribution rights for our finished products with respect to Syria to a new distribution company. We have since authorized a new distribution company that has been established in Syria to distribute finished beverages under the trademarks Coca-Cola, Fanta and Sprite in that country. This distribution company is not, however, authorized to manufacture finished beverages within Syria but sources finished beverages from designated bottlers operating in other countries in the region. Under current Syria sanctions programs administered by OFAC and BIS, we are not required to obtain a license from either agency in connection with this distribution arrangement. This distribution arrangement only involves the supply of finished beverages to Syria from bottlers operating in third countries which, as stated above, does not require an OFAC license; and our finished beverages are considered food products which are exempt from BIS licensing requirements.

In the May 12th letter we also advised you that we had entered into an agreement to purchase the Cadbury Schweppes (“CS”) brands in Syria. We have now completed that transaction. As we advised you in the May 12th letter, we secured an appropriate BIS license to export confidential informational materials and know-how necessary for the Syrian bottlers that manufacture CS finished beverages to do so in accordance with our required mixing instructions and to meet our quality assurance standards. We are not, however, required to obtain a BIS license to supply beverage concentrates to our CS bottlers in Syria because, as components of finished beverages, beverage concentrates are also considered food products and, therefore, are exempt from BIS licensing requirements under the SAA. In addition, we are

Ms. Cecilia D. Blye
August 16, 2006

not required to obtain an OFAC license in connection with the CS business because, as stated above, the OFAC program relating to Syria does not require a license for the export or re-export of goods to Syria.

We believe this letter addresses the additional information you requested in your letter dated July 7, 2006 and adequately addresses your additional comment. If you have additional questions or comments, please do not hesitate to contact the undersigned at (404) 676-3731, or Gabriel Dumitrescu at (404) 676-1182.

Very truly yours,

/s/ Geoffrey J. Kelly
Geoffrey J. Kelly
Senior Vice President and General Counsel

cc:           Christopher Owings,
  Assistant Director
  Division of Corporation Finance

James Lopez,
  Office of Global Security Risk

E. Neville Isdell,
  Chairman, Board of Directors and
  Chief Executive Officer

Gary P. Fayard,
  Executive Vice President and
  Chief Financial Officer

Connie D. McDaniel,
  Vice President and Controller

Peter V. Ueberroth,
  Chairman of the Audit Committee

John F. Olson,
  Counsel to the Audit Committee